Coca-Cola İçecek

RECEIVED

2007 MAR 15 A 6:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-35049

March 7, 2007

07021813

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 7, 2007.

As disclosed in a release made on December 15, 2006, our natural source water business, under the brand name of "Doğazen" in 19 liter home and office delivery ("HOD") packaging, will continue in 2007 under the brand name of "Damla." Damla is bottled in CCI's Sapanca facility where a total investment of approximately 50 million YTL has been made to date. The "Damla" natural source water portfolio now includes 0.5 liter, 1.5 liter and 5 liter pack sizes alongside the 19 liter HOD. This facility had one operational HOD production line when purchased, today two additional pet lines are operational, and a fourth line is being installed. "Damla" is bottled as per the new regulations recently changed and set forth by the Turkish Health Ministry, and in line with the European Union water standards, which require no ozonic or any other additional procedures be used in the bottling of natural source water.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Sincerely,

Coca-Cola İçecek A.Ş.

dlw 3/15

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68